UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928661107
(CUSIP Number)

Martin Charles Faulkes

1 Scotts Road
#24-05 Shaw Centre
Singapore 228208
+1 (646) 650-1351
With a copy to:

Marc G. Alcser, Esq.
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928661107	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON Martin Charles Faulkes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,621,284(1)
	8.	SHARED VOTING POWER 356,000(2)
	9.	SOLE DISPOSITIVE POWER 1,621,284(1)
	10.	SHARED DISPOSITIVE POWER 356,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,977,284 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)Consists of (i) 1,351,284 shares of VolitionRx Limited, or the Company, common stock, par value $0.001 per share and (ii) options to purchase 270,000 shares of Company common stock that are exercisable within 60 days of the date hereof, each held by Dr. Faulkes in his individual capacity.

(2)Consists of 356,000 shares of Company common stock held directly by The Dill Faulkes Educational Trust Limited, or DFET.  Dr. Faulkes serves as the chairman, director and trustee of DFET.

(3)Based on 35,335,378 issued and outstanding shares of Company common stock as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 928661107	13D/A	Page 3 of 6 Pages

Explanatory Note:

Dr. Faulkes previously filed a statement of beneficial ownership with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (“Common Stock”), of VolitionRx Limited (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1 thereunder.

While Dr. Faulkes’s beneficial ownership has increased to 1,977,284 shares of Common Stock from 1,827,284 shares of Common Stock reported in the Schedule 13D filed on December 28, 2016, his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has decreased by more than one percent (1%) from the prior filing as a result of dilution from additional issuances of Common Stock by the Company since such date (as opposed to dispositions of shares by Dr. Faulkes).

Item 1.Security and Company

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock of the Company that are beneficially owned by Dr. Faulkes.  The Company is a multi-national life sciences company focused on developing simple, easy to use, cost effective blood tests designed to help diagnose a range of cancers.  The Company’s principal executive offices are located at 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.

Item 2.Identity and Background

(a)Name

Martin Charles Faulkes, an individual.

(b)Business Address

The business address for Dr. Faulkes is 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.

(c)Principal Business

Dr. Faulkes is a director of the Company.  The Company is a multi-national life sciences company focused on developing simple, easy to use, cost effective blood tests designed to help diagnose a range of cancers. The Company’s principal executive offices are located at 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.

(d)-(e)No Convictions or Proceedings

During the last five years, Dr. Faulkes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Dr. Faulkes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship

Dr. Faulkes is a citizen of the United Kingdom.

CUSIP No. 928661107	13D/A	Page 4 of 6 Pages

Item 3.Source and Amount of Funds or Other Consideration

Common Stock

Dr. Faulkes acquired 810,000 shares of Common Stock in October of 2011, in exchange for his shares of Singapore Volition Pte. Limited (“Singapore Volition”), the predecessor entity of the Company, pursuant to the Share Exchange Agreement between the Company, Singapore Volition and the shareholders of Singapore Volition, dated September 26, 2011.  In May of 2012, Dr. Faulkes used approximately $203,118 in personal funds to purchase 116,067 shares of Common Stock in a Private Placement dated April 24, 2012. In June of 2014, The Dill Faulkes Educational Trust Limited (“DFET”), at which Dr. Faulkes serves as chairman, director and trustee, acquired 356,000 shares of Common Stock, at no cost, by transfer from Volition Research Limited.  In September of 2014, Dr. Faulkes acquired (i) 110,000 shares of Common Stock, at no cost, by transfer from Concord International, Inc. and (ii) 5,000 shares of Common Stock on the open market, at a cost of $2.16 per share, using personal funds.  In December of 2015, Dr. Faulkes used approximately $262,500 in personal funds to exercise a warrant for the purchase of 250,000 shares of Common Stock.  In May of 2016, Dr. Faulkes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised 4,438 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 562 shares of Common Stock.  In November of 2016, Dr. Faulkes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised 3,379 where held and canceled by the Company as payment for the exercise which resulted in the acquisition of 1,621 shares of Common Stock.  In April of 2017, Dr. Faulkes used approximately $150,888 in personal funds to exercise a warrant for the purchase of 58,034 shares of Common Stock.

Options

The options to purchase 270,000 shares of Common Stock that are exercisable within the next 60 days were received, at no cost, by Dr. Faulkes on November 25, 2011, August 18, 2014, July 23, 2015, April 15, 2016 and March 30, 2017, respectively.

Item 4.Purpose of Transaction

Dr. Faulkes holds his shares of Common Stock for investment purposes.  Dr. Faulkes may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.

(a)Dr. Faulkes has been granted options to purchase 320,000 shares of Common Stock.  At the time of this Statement 270,000 options are exercisable within the next 60 days.  The remaining 50,000 options will vest on January 23, 2019.

Dr. Faulkes has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(b)-(j) of Schedule 13D.

CUSIP No. 928661107	13D/A	Page 5 of 6 Pages

Item 5.Interest in Securities of the Company

(a) and (b)

As of the date hereof, the beneficial ownership of Common Stock by Dr. Faulkes is as follows (based upon 35,335,378 shares of Common Stock issued and outstanding as of November 2, 2018):

Dr. Faulkes has (i) sole investment and voting power with respect to 1,621,284 shares of Common Stock and may be deemed to have (ii) shared investment or voting power with respect to 356,000 shares of Common Stock held by DFET, of which Dr. Faulkes serves as the chairman, director and trustee.  In aggregate, Dr. Faulkes may be deemed to beneficially own 1,977,284 shares of Common Stock, which reflects an approximate 5.6% beneficial ownership of the Company.

The Dill Faulkes Educational Trust Limited

DFET is a private limited company by guarantee without share capital and has been registered on the England & Wales Charity Register since its foundation in 1998.  Its principal business is serving as an educational trust to provide funding for projects that would enhance the public understanding of science and mathematics, in particular, as well as providing scholarships and bursaries and the address of its principal office is 1st Floor Sackville House, 143-149 Fenchurch Street, London, EC3M 6BN.

During the last five years, DFET has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, DFET has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)None.

(d)Not applicable.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7.Material to be Filed as Exhibits

Not applicable.

CUSIP No. 928661107	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018

/s/ Martin Charles Faulkes

Martin Charles Faulkes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.